Exhibit 99.3
Unaudited Condensed Interim Consolidated Financial Statements of
Concordia International Corp.
June 30, 2018

[2]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Balance Sheets
(Stated in thousands of U.S. Dollars, except where otherwise stated)

As at	Jun 30, 2018	Dec 31, 2017
Assets
Current
Cash and cash equivalents	259,530	327,030
Restricted cash (Note 5)	46,468	—
Accounts receivable (Note 6)	136,097	146,028
Inventory (Note 7)	69,404	76,716
Prepaid expenses	11,213	6,415
Income taxes recoverable	850	872
Other current assets	8,560	10,547
	532,122	567,608
Intangible assets (Note 8)	1,344,655	1,503,878
Goodwill (Note 9)	239,490	244,957
Fixed assets	3,361	3,426
Deferred income tax assets	2,854	2,466
Total Assets	2,122,482	2,322,335

Liabilities
Current
Trade payables, accrued liabilities and interest payable (Note 10)	289,561	201,913
Provisions (Note 11)	28,693	34,096
Income taxes payable (Note 12)	51,238	50,311
Current portion of long-term debt (Note 14)	3,650,042	3,688,418
Current portion of purchase consideration payable (Note 19)	—	1,835
Cross currency swap liability (Note 13)	114,431	114,431
	4,133,965	4,091,004
Purchase consideration payable (Note 19)	—	6,549
Deferred income tax liabilities	120,757	135,119
Other liabilities	158	176
Total Liabilities	4,254,880	4,232,848

Shareholders' Deficit
Share capital (Note 15)	1,283,103	1,283,083
Contributed surplus	52,667	52,757
Accumulated other comprehensive loss	(280,912)	(294,745)
Deficit	(3,187,256)	(2,951,608)
Total Shareholders' Deficit	(2,132,398)	(1,910,513)
Total Liabilities and Shareholders' Deficit	2,122,482	2,322,335
Realignment of Capital Structure and Going Concern (Note 2)
Commitments and Contingencies (Note 17)

Approved and authorized for issue by the Board of Directors on August 7, 2018.

''Rochelle Fuhrmann''	''Francis (Frank) Perier, Jr.''
Director (Signed)	Director (Signed)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[3]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Loss
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Three months ended		Six months ended
	Jun 30, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017
Revenue (Note 11)	139,487	160,785	291,751	321,342
Cost of sales (Notes 7 & 23)	44,400	49,473	95,558	94,615
Gross profit	95,087	111,312	196,193	226,727

Operating expenses (Note 23)
General and administrative	11,682	13,516	23,860	27,264
Selling and marketing	9,636	8,804	19,434	18,556
Research and development	6,988	7,184	14,094	15,168
Restructuring related, acquisition and other (Note 23)	37,255	6,167	52,749	11,383
Share-based compensation (recovery) expense	(1,341)	2,475	(74)	5,427
Amortization of intangible assets (Note 8)	63,766	67,470	129,373	124,187
Impairments (Note 8)	7,935	987,103	7,935	987,103
Depreciation expense	440	500	910	988
Fair value (gain) loss	—	(652)	425	(460)
Total operating expenses	136,361	1,092,567	248,706	1,189,616

Operating income (loss)	(41,274)	(981,255)	(52,513)	(962,889)

Other income and expense
Interest and accretion expense (Note 14)	82,824	94,866	162,946	187,407
Interest income	(546)	(18,643)	(1,252)	(37,122)
Fair value (gain) loss on derivative financial instruments	—	20,792	—	48,106
Gain on purchase consideration settlement (Note 19)	(7,308)	—	(7,308)	—
Foreign exchange (gain) loss	1,053	188	2,394	1,178
Unrealized foreign exchange (gain) loss (Note 13)	70,558	(30,702)	29,552	(40,367)
Loss before tax	(187,855)	(1,047,756)	(238,845)	(1,122,091)

Income taxes
Current	4,854	1,380	9,294	7,116
Deferred	(12,755)	(38,483)	(12,491)	(39,730)
Net loss for the period	(179,954)	(1,010,653)	(235,648)	(1,089,477)

Loss per share (Note 16)
Basic loss per share	(3.51)	(19.78)	(4.59)	(21.32)
Diluted loss per share	(3.51)	(19.78)	(4.59)	(21.32)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[4]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss
(Stated in thousands of U.S. Dollars, except where otherwise stated)

	Three months ended		Six months ended
	Jun 30, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017
Net loss for the period	(179,954)	(1,010,653)	(235,648)	(1,089,477)

Other comprehensive income (loss), net of tax
Amounts that will be reclassified to net loss
Cumulative translation adjustment	(10,863)	58,320	(294)	80,417
Net investment hedge of GBP denominated loans (net of taxes of ($5,513) and ($1,982) (2017 - ($3,459) and ($4,789))	36,817	(21,873)	14,127	(29,651)
Cross currency derivative financial instruments (net of taxes) (Note 13)	—	62	—	123
Other comprehensive income (loss) for the period, net of tax	25,954	36,509	13,833	50,889
Total comprehensive loss for the period	(154,000)	(974,144)	(221,815)	(1,038,588)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[5]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Changes in Deficit
(Stated in thousands of U.S. Dollars, except where otherwise stated)

	Share Capital
	Number of Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders' Deficit
Balances, January 1, 2017	51,089,556	1,277,175	49,949	(343,824)	(1,360,873)	(377,573)
Exercise / vesting of share based compensation	22,624	727	(727)	—	—	—
Share based compensation (recovery) expense	—	—	5,432	—	—	5,432
Net loss for the period	—	—	—	—	(1,089,477)	(1,089,477)
Net investment hedge of GBP denominated loans (net of taxes of ($4,789))	—	—	—	(29,651)	—	(29,651)
Cross currency derivative financial instruments (net of taxes) (Note 13)	—	—	—	123	—	123
Cumulative translation adjustment	—	—	—	80,417	—	80,417
Balances, June 30, 2017	51,112,180	1,277,902	54,654	(292,935)	(2,450,350)	(1,410,729)

Balances, January 1, 2018	51,282,901	1,283,083	52,757	(294,745)	(2,951,608)	(1,910,513)
Exercise / vesting of share based compensation	899	20	(20)	—	—	—
Share based compensation (recovery) expense	—	—	(70)	—	—	(70)
Net loss for the period	—	—	—	—	(235,648)	(235,648)
Net investment hedge of GBP denominated loans (net of taxes of ($1,982))	—	—	—	14,127	—	14,127
Cumulative translation adjustment	—	—	—	(294)	—	(294)
Balances, June 30, 2018	51,283,800	1,283,103	52,667	(280,912)	(3,187,256)	(2,132,398)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[6]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Stated in thousands of U.S. Dollars, except where otherwise stated)

	Six months ended
	Jun 30, 2018	Jun 30, 2017
Cash flows from operating activities
Net loss for the period	(235,648)	(1,089,477)
Adjustments to reconcile net loss to net cash flows from operating activities:
Interest and accretion expense (Note 14)	162,946	187,407
Interest income	(1,252)	(37,122)
Depreciation and amortization (Note 8)	130,283	125,175
Share-based compensation (recovery) expense	(74)	5,427
Non-cash inventory fair value adjustments	—	311
Fair value (gain) loss	425	(460)
Impairments (Note 8)	7,935	987,103
Income tax expense (recovery)	(3,197)	(32,614)
Fair value (gain) loss on derivative financial instruments	—	48,106
Gain on purchase consideration settlement (Note 19)	(7,308)	—
Unrealized foreign exchange (gain) loss (Note 13)	29,552	(40,367)
Purchase consideration paid (Note 19)	—	(8,773)
Income taxes paid	(7,540)	(15,127)
Income tax refunds	200	5,113
Increase in restricted cash (Note 5)	(2,468)	—
Other non-cash items	—	2,820
Changes in non-cash working capital (Note 24)	10,094	18,049
Net cash flows from operating activities	83,948	155,571
Cash flows used in investing activities
Purchase of fixed assets and development costs (Note 8)	(2,328)	(874)
Proceeds from sale of assets	7	—
Interest earned	573	332
Net cash flows used in investing activities	(1,748)	(542)
Cash flows used in financing activities
Repayment of long-term debt (Note 14)	(22,267)	(21,717)
Purchase consideration paid (Note 19)	(1,500)	(97,103)
Interest paid (Note 14)	(72,328)	(169,457)
Interest received	—	27,235
Increase in restricted cash (Note 5)	(44,000)	—
Net cash flows used in financing activities	(140,095)	(261,042)
Net change in cash and cash equivalents	(57,895)	(106,013)
Effects of exchange rate changes on cash and cash equivalents	(9,605)	9,878
Cash and cash equivalents, beginning of period	327,030	397,917
Cash and cash equivalents, end of period	259,530	301,782

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[7]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

1. Description of Business and General Information

Concordia International Corp. (the "Company", "Concordia", and together with its subsidiaries, the "Group") is an international specialty pharmaceutical company, owning or licensing, through its subsidiaries, a diversified portfolio of branded and generic prescription products. Concordia's business currently consists of two reportable segments, Concordia International and Concordia North America, as well as a Corporate cost centre. Refer to Note 21 for a further description of the Company's segments.
Concordia's business does not experience a significant amount of seasonal variation in demand.
The Company’s shares are listed for trading on the Toronto Stock Exchange under the symbol "CXR" and were listed for trading on the NASDAQ Global Select Market® under the symbol "CXRX". Effective July 30, 2018, the Company's shares are no longer listed for trading on the NASDAQ Global Select Market®.
Effective July 1, 2018, the registered and head office of the Company is located at 5770 Hurontario Street, Suite 310, Mississauga, Ontario, L5R 3G5.
These consolidated financial statements include trademarks that are protected under applicable intellectual property laws and are the property of Concordia or its affiliates or its licensors. Solely for convenience, the trademarks of Concordia, its affiliates and/or its licensors referred to in these financial statements may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in these consolidated financial statements are the property of their respective owners.
2. Realignment of Capital Structure and Going Concern

In 2017, the Company announced as part of its long-term strategy an objective to realign its capital structure, which includes an intention to significantly reduce the Company’s existing secured and unsecured debt obligations. On October 20, 2017, as part of the Company’s efforts to realign its capital structure, the Company and one of its wholly-owned direct subsidiaries commenced a court proceeding (the "CBCA Proceedings") under the Canada Business Corporation Act ("CBCA"). The CBCA is a Canadian corporate statute that includes provisions that allow Canadian corporations to restructure certain debt obligations, and is not a bankruptcy or insolvency statute.
Since the commencement of the CBCA Proceedings, the Company has not made scheduled payments on the following debt obligations: payments under its 7% unsecured senior notes (Note 14 (d)); payments under its 9.5% unsecured senior notes (Note 14 (c)); and payments under its unsecured extended equity bridge facility (Note 14 (b)). During the CBCA Proceedings, the Company has been, and intends to, continue to make scheduled ordinary course interest (at non-default rates) and principal payments under its secured debt facilities (Note 14 (a) and (e)), as applicable. The commencement of the CBCA Proceedings and non-payment of the scheduled payments noted above resulted in events of default under the Company's credit facilities and the Company's cross currency swap agreements ("Currency Swaps"), and therefore the outstanding debt and Cross Currency Swap Liability (as defined in Note 13) have been presented as current liabilities.
On May 2, 2018, the Company announced a proposed transaction to realign its capital structure (the "Recapitalization Transaction"), that includes a plan to raise new equity capital of $586.5 million, and to reduce the Company's total outstanding debt by approximately $2.4 billion. In addition, as part of the Recapitalization Transaction, the Company confirmed the termination amount of the Currency Swaps of $114,431 and termination of its revolving facility. The Recapitalization Transaction was approved by secured and unsecured debtholders and shareholders of the Company at the debtholders' and shareholders' meetings held on June 19, 2018. On June 26, 2018, the Company obtained a final court order (the "Final Order") from the Ontario Superior Court of Justice (Commercial List) (the "Court") approving the plan of arrangement under the CBCA pursuant to which the Recapitalization Transaction is being implemented. The Final Order issued by the Court provides for a permanent waiver of any and all (a) defaults resulting from the commencement of the CBCA Proceedings, and

[8]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(b) any third party change of control provisions that may be triggered by the implementation of the Recapitalization Transaction, as well as the release of all equity claims against Concordia and its current and former directors and officers, other than the Company’s existing equity class action claims (the recovery in respect of such existing equity class action claims being limited to recovery as against the Company’s applicable insurance policies, subject to certain exceptions).
As part of the Recapitalization Transaction, the Company continued from the Business Corporations Act (Ontario) to the CBCA on June 22, 2018. Further details of the Recapitalization Transaction are described in Note 25.
The Company believes the Recapitalization Transaction, which is expected to close on or about August 14, 2018, will achieve the Company's objectives of raising equity and significantly reducing debt, with new secured debt of approximately $1.4 billion and significant cash on hand after the payment of related advisor fees and Recapitalization Transaction costs.
Going Concern
Future liquidity and operations of the Company are dependent on the ability of the Company to close the Recapitalization Transaction. If unforeseen circumstances arise that prevent the closing of the Recapitalization Transaction, it will be necessary to pursue other restructuring strategies if such circumstances arise. Such alternatives may include proceedings under the Companies Creditors Arrangement Act and / or a filing under the United States Bankruptcy Code. Until such time that the Recapitalization Transaction closes, there continues to be a material uncertainty that may cast significant doubt upon the Company’s ability to continue as a going concern.
These financial statements have been prepared on a going concern basis, which asserts the Company has the ability in the near term to continue to realize its assets and discharge its liabilities and commitments in a planned manner giving consideration to the above and expected possible outcomes. Conversely, if the going concern assumption is not appropriate, adjustments to the carrying amounts of the Company's assets, liabilities, revenues, expenses and balance sheet classifications may be necessary, and these adjustments could be material.
The Company had approximately $260 million of cash on hand as of June 30, 2018 (December 31, 2017 - $327 million) and believes it has sufficient liquidity in the near term to operate its business and meet its ordinary course financial commitments while it works toward closing the Recapitalization Transaction.
3. Significant Accounting Policies

(a)	Basis of Presentation

These condensed interim consolidated financial statements for the three and six month periods ended June 30, 2018 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") applicable to the preparation of interim financial statements including IAS 34, "Interim Financial Reporting". The condensed interim consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments that are measured at fair values. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Concordia's annual consolidated financial statements as at and for the year ended December 31, 2017.

The condensed interim consolidated financial statements are prepared in accordance with the accounting policies as set out in the Company's annual consolidated financial statements as at December 31, 2017, prepared in accordance with IFRS, except for the adoption of new and amended accounting standards as set out below in (d). The presentation of these condensed interim consolidated financial statements is consistent with the presentation of the annual consolidated financial statements. Refer to Note 4 for a discussion of the change in estimate relating to the amortization of certain intangible assets.

The condensed interim consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars, which is also the Company’s functional currency.

[9]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(b)	Comparative Financial Information

Certain prior period balances have been re-classified to conform with the current period financial statement presentation.

(c)	Recent Accounting Pronouncements

The International Accounting Standards Board ("IASB") has not issued any significant new accounting standards that impact the Company that are not already described in the Company's annual financial statements for the year ended December 31, 2017.

(i)	Recent accounting pronouncements not yet adopted

The following pronouncements that may be significant to the Company were issued by the IASB or the IFRS Interpretations Committee. Those pronouncements that are not applicable or do not have a significant impact to the Company have been excluded from the summary below.

The following pronouncements have not yet been adopted by the Company and are being evaluated to determine the resultant impact, as summarized below:

Leases

IFRS 16, "Leases" ("IFRS 16"), sets out the principles for the recognition, measurement and disclosure of leases. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12-months, unless the underlying asset is of low value. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements, however it does not expect the standard to have a significant impact due to the limited volume and magnitude of leases entered into by the Company.

Uncertainty over Income Tax Treatments

On June 7, 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23"). IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The IFRIC 23 interpretation specifically addresses whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements.

[10]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(ii)	Recent accounting pronouncements adopted

Revenue Recognition

IFRS 15, "Revenue from Contracts with Customers" ("IFRS 15"), provides a comprehensive five-step revenue recognition model for all contracts with customers. IFRS 15 replaced IAS 18, "Revenue" ("IAS 18") which covered contracts for goods and services and IAS 11 which covered construction contracts. The IFRS 15 revenue recognition model requires management to exercise significant judgment and make estimates that affect revenue recognition. The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer. The standard was effective January 1, 2018 and has been adopted by the Company using the modified retrospective approach.

Management has assessed the effects of applying the new standard on the Company's financial statements and has identified the following areas that were affected:

•
Accounting for variable consideration - IFRS 15 requires that the Company recognize revenue as performance obligations are satisfied to the extent there will not be a significant reversal in the future when the uncertainty surrounding any components of variable consideration is subsequently resolved. This had the potential to impact revenue recognition associated with the chargebacks, returns, rebates, prompt pay and other price adjustments components of contracts with the Company's customers. The Company recognizes variable consideration at the inception of the revenue recognition process, which is consistent with the Company's accounting policy under IAS 18, and therefore no impact was noted.

•
Accounting for sales to distributors - IFRS 15 requires that the Company recognize revenue upon the transfer of control to the customer, which requires the Company to apply judgment based on the indicators provided in the standard, that had the potential to impact the timing of revenue recognition. Under certain of the Company's arrangements associated with sales to distributors, revenue is not recognized until the product is sold to the end customer, either because inventory is on consignment at the distributor, or because the final selling price is not determinable until the product is sold to the end customer. The Company has determined that the timing of revenue recognition for sales to distributors is not impacted on adoption of IFRS 15.

Financial Instruments

The final version of IFRS 9, "Financial Instruments" ("IFRS 9"), was issued by the IASB in July 2014 and replaced IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 introduces a model for classification and measurement, a single, forward-looking “expected loss” impairment model and a substantially reformed approach to hedge accounting. The new single, principle-based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity’s own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9 was effective as at January 1, 2018.

The Company has reviewed its financial assets and financial liabilities with respect to new guidance under IFRS 9. Accordingly, the Company has determined the new guidance does not affect the classification and measurement of its financial assets. Additionally, the Company has determined that there is no impact on the accounting for its financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and which are subject to fair value changes as a result of the entity's own credit risk.

The new impairment model for financial assets requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39. It applies to financial

[11]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

assets classified at amortised cost, debt instruments measured at fair value through other comprehensive income, contract assets under IFRS 15, lease receivables, loan commitments and certain financial guarantee contracts. The Company has determined that there is not a significant increase in the loss allowance for accounts receivable as a result of adopting IFRS 9.

The Company has adopted the standard on the effective date of January 1, 2018. The standard has been implemented following the specific transitional requirements listed in the standard related to classification and measurement, impairments and hedge accounting. This results in prospective application.

Financial Instruments Disclosures

IFRS 7, "Financial Instruments: Disclosures" ("IFRS 7"), has been amended by the IASB to require additional disclosures on transition from IAS 39 to IFRS 9. The amendment to IFRS 7 is effective for periods beginning on or after January 1, 2018. The Company has reflected the additional disclosures in these condensed interim consolidated financial statements for the three and six month periods ended June 30, 2018.

(d)	Changes in Accounting Policies

A number of new or amended accounting standards became applicable for the current reporting period and the Company had to change its accounting policies as a result of adopting the following standards:

•	IFRS 9, "Financial Instruments"

•	IFRS 15, "Revenue from Contracts with Customers"

The new accounting policies as a result of adoption of IFRS 9 and IFRS 15 are described below. The new accounting policies have been applied from January 1, 2018, where they are different to those applied in prior periods. IFRS 9 and IFRS 15 were adopted without restating comparative information.

(i)	Revenue Recognition

Revenue is recorded as net revenue and is recognized in the consolidated statement of loss when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over the promised goods to the customer, generally at the point in time of shipment to or receipt of the products by the customer. The amount of revenue to be recognized is based on the consideration the Company expects to receive in exchange for its goods. If a contract contains more than one performance obligation, the consideration is allocated based on the standalone selling price of each performance obligation.

The consideration the Company receives in exchange for its goods may be fixed or variable. Variable consideration is only recognized to the extent it is highly probable that a significant reversal will not occur when the uncertainty surrounding any components of variable consideration is subsequently resolved. The most common and significant elements of variable consideration include chargebacks, returns, rebates, prompt pay and other price adjustments. Refer to Note 4 for further details relating to these elements of variable consideration.

Revenue represents the amounts receivable after providing for the elements of variable consideration, including the deduction of discounts, allowances given, provisions for chargebacks, other price adjustments and accruals for estimated future rebates and returns. Provisions for revenue deductions are adjusted to actual amounts as discounts, allowances, chargebacks, price adjustments, rebates and returns are processed. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions.

[12]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The Company operates in a number of different geographical segments, with different markets. Further detail by segment related to revenue recognition is described below:

Concordia North America segment

Revenue within the Concordia North America segment is primarily derived from two customer groups, those being wholesalers and Authorized Generic Partners ("AG Partners"). Revenue is recognized at the time of sale to the wholesaler and AG Partners as this is the point of transferring control over the promised goods to the customer, based on the following; 1) the wholesalers and AG Partners are responsible for setting their sales price to the final customer and collecting on their receivables; 2) the Company can reliably measure the amount of revenue to be recognized (this includes the impact of gross to net adjustments, including expected returns, wholesaler and retail inventory levels, prescription data, current market trends, competitor activity and historical experience); 3) the wholesalers and AG Partners are responsible for managing their customers; and 4) costs associated with the sale have been incurred at the time the product is sold to the wholesaler and the AG Partner. Revenue related to Photofrin® is concentrated primarily within the United States and operates through distributors. The point of revenue recognition is at the time the distributors receive the product. Revenue is recognized at this time as the distributor has obtained control over the promised goods since they have no right of return, except for expired product (at which point they are entitled only to a replacement product), and full risk of ownership of the product has been transferred.

The Company also earns revenue from licensing and profit-sharing arrangements. Under these arrangements revenue is recognized as earned in accordance with the substance of the relevant agreement. Arrangements determined on a time basis are recognized on a straight-line basis over the period of the agreement. Arrangements that are based on production, sales and other measures are recognized at a point in time once the performance obligations are satisfied by reference to the underlying arrangement.

Royalty income is recognized over a period of time as the performance obligations are satisfied in accordance with royalty agreements.

Concordia International segment

The Concordia International segment is similar to the Concordia North America segment, as revenue is recognized at the time of sale to the wholesalers, hospitals and pharmacies, as this is the point of transferring control over the promised goods to the customer. The Concordia International segment is not subject to significant levels of gross to net adjustments. Revenue is recognized on either shipment or receipt by the customer depending on the contractual terms of the sales agreement.

(ii)	Trade Receivables

Trade receivables are initially recognized at their invoiced amounts. Provisions for doubtful trade receivables, recorded as allowance for doubtful accounts, are established using an expected credit loss model. The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. These provisions represent the difference between the trade receivables' carrying amount in the consolidated balance sheet and the estimated net collectible amount. Charges for doubtful trade receivables are recorded as bad debt expense within selling and marketing expenses in the consolidated statement of loss.

[13]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

4. Critical Accounting Estimates and Judgments and Key Sources of Estimation Uncertainty

The preparation of the condensed interim consolidated financial statements requires management to make a number of judgments, estimates and assumptions regarding recognition and measurement of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the group policies and the key sources of estimation uncertainty were the same as those applied to the consolidated annual financial statements for the year ended December 31, 2017.

Change in estimate
During the first quarter of 2018, the Company assessed the use of the straight line amortization method for certain intangible assets within the Concordia International and Concordia North America segments and determined that, based on recent developments and historical patterns of commercial benefit, certain assets should be amortized based on a declining balance model to align with corresponding expected future cash flows.  Specifically, the Company determined that this method of amortization better reflects the pattern in which acquired product rights and manufacturing processes future economic benefits are expected to be realized by the Company. Products rights and manufacturing process assets are now predominantly amortized using the declining balance model.
This change in estimate resulted in an increase in amortization expense for the six month period ended June 30, 2018 of approximately $35 million. The impact for the remainder of the year is estimated to be approximately $36 million.
5. Restricted Cash

As at	Jun 30, 2018	Dec 31, 2017
Cash held in escrow	44,000	—
Cash secured letters of credit	2,468	—
Total	46,468	—
Restricted cash primarily consists of cash of one of the Company's subsidiaries, which is held in escrow in connection with the Private Placement (as defined in Note 25) as part of the Recapitalization Transaction. Refer to Note 25 for a further description of the Private Placement and the Recapitalization Transaction.
6. Accounts Receivable

As at	Jun 30, 2018	Dec 31, 2017
Accounts receivable	138,761	148,805
Allowance for doubtful accounts	(2,664)	(2,777)
Total	136,097	146,028

An aging of accounts receivable balances past due is as follows:

As at	Jun 30, 2018	Dec 31, 2017
Past due 1 - 30 days	4,544	6,280
Past due 31 - 60 days	3,962	2,642
Past due 61 - 120 days	2,689	3,070
Past due more than 120 days	2,839	3,344
Total	14,034	15,336

[14]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Amounts past due represent accounts receivable past due based on the customer's contractual terms. The net amounts past due are approximately $14 million, which is equivalent to 10% of the net accounts receivable balance as at June 30, 2018. The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables.
7. Inventory

As at	Jun 30, 2018	Dec 31, 2017
Finished goods	61,317	65,852
Raw materials	22,610	23,842
Work in process	10,218	9,511
Obsolescence reserve	(24,741)	(22,489)
Total	69,404	76,716

Inventory costs charged to cost of sales during the three and six month periods ended June 30, 2018 were $33,611 and $73,588, respectively (2017 - $38,647 and $76,273, respectively). The Company increased its reserve for obsolete inventory by $2,252 during the six month period ended June 30, 2018.
8. Intangible Assets

	Acquired Product Rights and Manufacturing Processes	Intellectual Property	Distribution Contracts	Supplier Contracts	In-Process Research and Development	All Other Intangibles	Total
Balances, January 1, 2018	1,381,631	26,185	16,683	68,805	9,269	1,305	1,503,878
Additions	—	—	—	—	1,342	40	1,382
Transfer from IPR&D	65	—	—	—	(65)	—	—
Amortization	(112,756)	(820)	(3,029)	(12,396)	—	(372)	(129,373)
Impact of foreign exchange	(21,465)	—	(288)	(1,181)	(322)	(41)	(23,297)
Impairments	(7,935)	—	—	—	—	—	(7,935)
Balances, June 30, 2018	1,239,540	25,365	13,366	55,228	10,224	932	1,344,655

During the first quarter of 2018, the Company assessed the use of the straight line amortization method for certain intangible assets and determined that, based on recent developments and historical patterns of economic benefit, certain assets should be amortized based on a declining balance model to align with corresponding expected future cash flows. Refer to Note 4 for a description of the change in estimate relating to the amortization of certain intangible assets.

In the second quarter of 2018, the Company determined that triggering events had occurred with respect to certain products. These triggering events required management to perform tests for impairment. The triggering events included product supply challenges, and/or increased product competition resulting in a decrease to future revenue forecasts. The Company recorded impairments using a fair value less costs of disposal model in the consolidated statement of loss. The calculation of the recoverable amount was determined using discounted cash flow projections based on financial forecasts approved by management (level 3 of fair value hierarchy).

[15]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The total impairment recorded was $7,935, within the Concordia International segment, primarily related to an impairment on Dicycloverine of $4,855 due to product supply interruption resulting in a current and future loss of market share. The key assumptions and estimates used in determining the value were related to estimated future product cash flows, including price and volume assumptions based on historical trends, and the discount rate of 13.5% applied to the cash flow projections.

During the second quarter of 2018, the Company became aware of additional competition on Donnatal® within the Concordia North America segment. The Company determined that the additional competition did not result in an impairment based on estimated future product cash flows, including price and volume assumptions. Refer to the Note 17 of these financial statements for further details and information on the related litigation.
9. Goodwill

Total
Balance, January 1, 2018	244,957
Impact of foreign exchange	(5,467)
Balance, June 30, 2018	239,490
10. Trade Payables, Accrued Liabilities and Interest Payable

As at	Jun 30, 2018	Dec 31, 2017
Trade payables	24,151	26,351
Accrued liabilities	69,461	68,994
Interest payable on long-term debt	195,949	106,568
Total	289,561	201,913

Interest payable on long-term debt includes certain interest payments stayed as part of the CBCA Proceedings. Refer to Note 2 for a further description of the CBCA Proceedings.
11. Provisions
The following table describes movements in the Company’s provisions balance by nature of provision:

	Chargebacks/Rebates/ Co-pay	Returns	Inventory management	Prompt pay	Total
Balance, January 1, 2018	16,595	11,066	5,883	552	34,096
Additions	51,597	3,533	7,582	2,566	65,278
Utilization	(51,444)	(6,188)	(10,465)	(2,584)	(70,681)
Balance, June 30, 2018	16,748	8,411	3,000	534	28,693

The closing balance relates to provisions made to estimate the liabilities arising from chargebacks, rebates, returns and other price adjustments recorded as a reduction of revenue. Payments are expected within 12 months from the balance sheet date. Invoices received for such charges and estimates are shown in the accounts payable when received. The provision is for the uninvoiced portion of the charges and estimates.

[16]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

12. Income Taxes

There have been no material changes to tax matters in connection with reporting periods subsequent to the filing of the Company's consolidated annual financial statements for the year ended December 31, 2017. Refer to Note 12 in the Company’s consolidated annual financial statements for the year ended December 31, 2017 for a full description of the Company’s tax matters.

The Company is subject to income tax in numerous jurisdictions with varying tax rates. During the current period ended there was no material change to the statutory tax rates in the taxing jurisdictions where the majority of the Company’s income for tax purposes was earned or where its temporary differences or losses are expected to be realized or settled.

Although tax rates may not have changed materially, the impact of commercial decisions and market forces result in changes to the distribution of income for tax purposes amongst taxing jurisdictions that may result in a change of the tax rate applicable to such item of income or temporary difference.

The Company continues to believe the amount of unrealized tax benefits appropriately reflects the uncertainty of items that are or may in the future be under discussion, audit, dispute or appeal with a tax authority or which otherwise result in uncertainty in the determination of income for tax purposes. If appropriate, an unrealized tax benefit will be realized in the reporting period in which the Company determines that realization is not in doubt. Where the final determined outcome is different from the Company’s estimate, such difference will impact the Company’s income taxes in the reporting period during which such determination is made.
13. Cross Currency Swap Liability

The Company entered into the Currency Swaps as economic hedges of certain cash flows from its Concordia International segment denominated in Great British Pounds ("GBP") and long-term debt repayments denominated mainly in United States Dollars ("USD").
On October 20, 2017, the Company was notified by the counterparty to the Currency Swaps that one or more events of default occurred under the Currency Swaps as a result of the Company obtaining a preliminary interim order from the Court pursuant to the arrangement provisions of the CBCA. As a result of the foregoing, the counterparty to the Currency Swaps designated October 23, 2017 as the early termination date with respect to all transactions under the Currency Swaps. The amount due on the date of termination on the Currency Swaps as asserted by the counterparty was $114,431 (the "Cross Currency Swap Liability"). Any demand for payment has been stayed by the CBCA Proceedings. On May 2, 2018, in connection with the announcement of the Recapitalization Transaction, the Company agreed to the amount of the Cross Currency Swap Liability. The Cross Currency Swap Liability bears interest at a rate equal to the rate of interest due on the USD Term Loan (as defined in Note 14) and is payable with the same frequency and on the same date as such payments are made on the USD Term Loan, pursuant to the Concordia International Credit Agreement (as defined in Note 14), subject to the terms of the termination agreement between the Company and the counterparty to the Currency Swaps. The Company has and continues to pay the foregoing interest associated with the Cross Currency Swap Liability pursuant to such termination agreement. The counterparty to the Cross Currency Swap Liability has entered into a support agreement with the Company in connection with the Recapitalization Transaction, and pursuant to the support agreement will be entitled to the same treatment as the Company's Secured Debt as described in Note 25.
During the three and six month periods ended June 30, 2018, the Company incurred and recorded interest expense of $1,803 and $3,475, respectively (2017 - $nil and $nil, respectively) related to the outstanding Cross Currency Swap Liability.

[17]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Unrealized foreign exchange (gain) loss

Unrealized foreign exchange loss for the three and six month periods ended June 30, 2018 was $70,558 and $29,552, respectively (2017 - gain of $30,702 and $40,367, respectively). The primary component of the unrealized foreign exchange (gain) loss is the recognition of accumulated unrealized foreign exchange losses on certain inter-company loans associated with the Company's investment in the Concordia International segment. Prior to entering into the Currency Swaps, foreign exchange translation gains and losses on these inter-company loans were not included in the consolidated statement of loss on the basis that these loans formed part of the permanent investment in the Concordia International segment. Upon entering into the Currency Swaps, certain inter-company loans became designated as hedged items, and subject to on-going repayment. Accordingly, these inter-company loans were no longer considered to be permanent investments and therefore unrealized foreign exchange gains and losses in respect thereof are recorded in the consolidated statement of loss. The principal and interest, if any, of these inter-company loans are eliminated on consolidation.
14. Long-term Debt

As at	Jun 30, 2018	Dec 31, 2017
Term Loan Facilities (a)
- USD Term Loan	1,047,750	1,061,500
- GBP Term Loan	626,460	651,086
Extended Bridge Loan (b)	100,832	100,832
9.5% Senior Notes (c)	790,000	790,000
7% Senior Notes (d)	735,000	735,000
9% Senior Secured Notes (e)	350,000	350,000
Total long-term debt	3,650,042	3,688,418
Less: current portion	(3,650,042)	(3,688,418)
Long-term portion	—	—

The commencement of the CBCA Proceedings during the fourth quarter of 2017 resulted in an event of default under the Concordia International Credit Agreement (as defined below) which includes the Term Loans (as defined below) facilities, the indentures governing the Company's 9% senior secured notes and 9.5% unsecured senior notes and the Currency Swaps. As a result of the foregoing events of default, a cross default was triggered under the indenture governing the 7% unsecured senior notes and the unsecured extended equity bridge facility. Any demand for payment of these debts has been stayed pursuant to the CBCA Proceedings. The Company accelerated the accretion of the deferred financing fees associated with all of the Company's lending arrangements during the fourth quarter of 2017 and therefore there is no accretion expense related to deferred financing fees recorded during 2018.

During the CBCA Proceedings the Company has been and intends to continue to make scheduled, ordinary course interest and principal payments under its secured debt facilities, described in (a) and (e) below, and the Cross Currency Swap Liability (refer to Note 13), as applicable. Conversely, during the CBCA Proceedings, the Company has not made scheduled payments on its unsecured debt facilities, described in (b), (c) and (d) below. Refer to Note 2 for a description on the stay of proceedings applicable to the Company's debt agreements.

(a)
On October 21, 2015 (the "Closing Date") the Company, through a wholly owned subsidiary, completed the acquisition of 100% of the outstanding shares of Amdipharm Mercury Limited (the "Concordia International Acquisition") from Cinven, a European private equity firm, and certain other sellers. To finance the Concordia International Acquisition, the Company entered into a credit agreement (the "Concordia International Credit Agreement") on October 21, 2015 pursuant to which a syndicate of lenders made available secured term loans in the aggregate amounts of $1.1 billion in one tranche (the "USD Term Loan") and £500 million in a separate tranche (the "GBP Term Loan", and together with the USD

[18]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Term Loan, the "Term Loans"). All obligations of the Company under the Term Loans are guaranteed by all current and future material subsidiaries of the Company and include security of first priority interests in the assets of the Company and its material subsidiaries. The Term Loans contain a maturity date of October 21, 2021, have variable interest rates and require quarterly principal repayments. During the six month period ended June 30, 2018, the Company made principal payments of $13,750 and £6,250 on the USD Term Loan and GBP Term Loan, respectively. The Term Loans may require certain principal repayments calculated by reference to the Company’s excess cash flow as defined in the Concordia International Credit Agreement, calculated annually in respect of the prior year. No payments calculated by reference to the Company's excess cash flow were required to be made in 2018 with respect to 2017. In addition, any payments that would be due as a result of the excess cash flow calculation would be stayed by the CBCA Proceedings. Interest rates on the Term Loans are calculated based on LIBOR plus applicable margins, with a LIBOR floor of 1%. Interest expense on the Term Loans for the three and six month periods ended June 30, 2018 was $35,160 and $69,433, respectively (2017 - $23,970 and $47,459, respectively). Commencing in 2019 the quarterly principal repayments on the Term Loans will increase from a rate of 0.625% to 1.25%.

(b)
On the Closing Date a syndicate of lenders also provided the Company with a senior unsecured equity bridge term loan facility of $135 million (the "Extended Bridge Loan") and a senior unsecured equity bridge term loan facility of $45 million, the latter of which was settled during the fourth quarter of 2017. All obligations of the Company under the Extended Bridge Loan, subject to certain customary exceptions, are guaranteed by all material subsidiaries of the Company. The Extended Bridge Loan has a seven year term to maturity and an interest rate of 11.5%. Through to October 21, 2018, lenders holding the Extended Bridge Loan may make a proposal for an offering of new securities which may carry a weighted average effective yield that is up to 150 basis points greater than 11.5%. On or after October 21, 2018 the lenders holding the Extended Bridge Loan may request the exchange of the Extended Bridge Loan into bonds with a maturity date of October 21, 2022 and bearing interest of 11.5%. Interest expense that was accrued on the Extended Bridge Loan for the three and six month periods ended June 30, 2018 was $3,760 and $7,312, respectively (2017 - $3,228 and $6,421, respectively).

(c)
On the Closing Date, the Company issued at par $790 million 9.5% senior unsecured notes due October 21, 2022 (the "October 2015 Notes"). The October 2015 Notes require no payment of principal throughout their term. Interest on the October 2015 Notes is payable semi-annually on June 15th and December 15th of each year. Interest expense that was accrued on the October 2015 Notes for the three and six month periods ended June 30, 2018 was $19,748 and $39,135, respectively (2017 - $18,711 and $37,216, respectively).

(d)
In connection with the acquisition of a portfolio of products from Covis Pharma S.à R.L. and Covis Injectables S.à R.L. on April 21, 2015 (the "Covis Acquisition") the Company issued at par $735 million 7.00% senior unsecured notes due April 21, 2023 (the "Covis Notes"). The Covis Notes require no payment of principal throughout their term. Interest on the Covis Notes is payable semi-annually on April 15th and October 15th of each year. Interest expense that was accrued on the Covis Notes for the three and six month periods ended June 30, 2018 was $13,651 and $26,888, respectively (2017 - $12,792 and $25,584, respectively).

(e)
On October 13, 2016, the Company issued at par $350 million 9.00% senior secured first lien notes due April 1, 2022 (the "Secured Notes"). All obligations of the Company under the Secured Notes are guaranteed by all current and future material subsidiaries of the Company and include security of first priority interests in the assets of the Company and its material subsidiaries. The Secured Notes require no payment of principal throughout their term. Interest on the Secured Notes is payable semi-annually on April 1st and October 1st of each year. Interest expense on the Secured Notes for the three and six month periods ended June 30, 2018 was $7,854 and $15,381, respectively (2017 - $7,853 and $15,620, respectively).

The fair value of long-term debt as at June 30, 2018 was $1.9 billion (December 31, 2017 - $1.9 billion).

[19]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The following table describes movements in the Company’s long-term debt balance:

Balance, January 1, 2018	3,688,418
Repayments	(22,267)
Impact of foreign exchange	(16,109)
Balance, June 30, 2018	3,650,042

Interest expense

	Three months ended		Six months ended
	Jun 30, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017
Interest expense payable in cash	80,173	66,554	158,149	132,300
Interest expense on Currency Swaps (Note 13)	—	18,986	—	37,289
Interest expense on Cross Currency Swap Liability (Note 13)	1,803	—	3,475	—
Non-cash items:
Accretion of deferred financing fees	—	8,381	—	15,842
Other non-cash interest	848	945	1,322	1,976
Interest and accretion expense	82,824	94,866	162,946	187,407
15. Share Capital

The Company is authorized to issue an unlimited number of common shares.

	Number of Common Shares	$
Balances, January 1, 2018	51,282,901	1,283,083
Vesting of restricted share units	899	20
Balances, June 30, 2018	51,283,800	1,283,103

[20]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

16. Loss Per Share

	Three months ended		Six months ended
	Jun 30, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017
Net loss for the period attributable to shareholders	(179,954)	(1,010,653)	(235,648)	(1,089,477)

Weighted average number of common shares in issue	51,283,791	51,097,700	51,283,634	51,093,651
Adjustments for:
Dilutive unvested shares	1,046,588	2,635,289	1,720,633	2,012,682
Weighted average number of fully diluted shares	52,330,379	53,732,989	53,004,267	53,106,333

Loss per share
Basic loss per share	(3.51)	(19.78)	(4.59)	(21.32)
Diluted loss per share	(3.51)	(19.78)	(4.59)	(21.32)

For the periods noted above, the computation of diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options and unvested shares.
17. Commitments and Contingencies

Lease Commitments
The Company has operating leases relating to rental commitments for its various office locations, an aircraft lease and computer and electronic equipment leases. The leases typically run for a period of a number of months up to five years.

The below table sets forth the Company’s obligations under operating leases:

Minimum Lease Payments
2018	2,738
2019	3,687
2020	1,972
2021	1,229
2022	969
Thereafter	838
11,433

Guarantees
Subject to the Final Order granted in connection with the CBCA Proceedings, and subject to certain restrictions, all directors and officers of the Company are indemnified by the Company for various items including, but not limited to, all costs to defend lawsuits or actions due to their association with the Company. The Company holds directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions.
In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with

[21]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

advisors and consultants, leasing contracts, license agreements, supply agreements, distribution agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable Company entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the particular Company entity or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction.
In connection with the acquisition of Zonegran®, the Company guaranteed the payment, performance and discharge of the purchaser's payment and indemnification obligations under the asset purchase agreement and each ancillary agreement entered into by the purchaser in connection therewith that contained payment or indemnification obligations. Pursuant to the asset purchase agreement entered into in connection with the Covis Acquisition (the "Covis Purchase Agreement"), the Company guaranteed the purchaser's obligations under the Covis Purchase Agreement. Pursuant to the share purchase agreement entered into by the Company in connection with the Concordia International Acquisition, the Company guaranteed the obligations of the purchaser under the share purchase agreement and related transaction documents.

Litigation and Arbitration
From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, commercial, antitrust, government and regulatory investigations, related private litigation and ordinary course employment-related issues. From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to actions it may initiate. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets. Certain of these proceedings and actions are described below.

Unless otherwise indicated the Company cannot reasonably predict the outcome of these legal proceedings, nor can it currently estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations, and could cause the market value of its common shares and/or debt securities to decline.

The Company and certain of its former executive officers are the subject of various class action complaints relating to the Company’s August 12, 2016 press release, whereby the Company revised its 2016 guidance.  The complaints allege that the Company issued false and misleading statements to investors and/or failed to disclose that: the Company was experiencing a substantial increase in market competition against its drug Donnatal®, and other products; as a result, Concordia’s financial results would suffer, and Concordia would be forced to suspend its dividend; and as a result Concordia’s statements about its business, operations and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times. The class action lawsuits have been consolidated into a single case and a motion to dismiss this action was filed by the Company on February 20, 2017. On March 21, 2017, the plaintiffs in this action filed a response to the motion to dismiss, and on April 5, 2017 the Company filed a reply to plaintiffs' response. On July 28, 2017, the United States District Court, Southern District of New York denied the motion to dismiss in part and granted it in part. On February 7, 2018, the plaintiffs filed a motion for class certification. The Company filed an opposition to the plaintiffs' motion for class certification on March 12, 2018, and the plaintiffs filed a reply in support of class certification on March 28, 2018. On July 27, 2018, the United States District Court, Southern District of New York, entered an order denying the plaintiffs' motion for class certification without prejudice to refiling or rearguing the motion.

The Company and certain of its former executive officers were also subject to a class action complaint alleging that the Company made false and/or misleading statements, as well as, failed to disclose material adverse facts about the Company's business operations and prospects, in the Company's Registration Statement, Prospectus and Supplemental Prospectus issued in connection with the Company's secondary offering completed on September 30, 2015. Specifically, the claim alleged that the statements were false and/or misleading and/or failed to disclose that: (i) the Company was experiencing a substantial increase in market competition against Donnatal®, and other products; (ii) consequently the Company's financial results would suffer and the Company

[22]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

would be forced to suspend its dividends; and (iii) as a result of the foregoing, the defendant's statements about the Company's business operations and prospects were false and misleading and/or lacked a reasonable basis. On June 27, 2017, the plaintiff in this action voluntarily dismissed the complaint on a without prejudice basis.

The Company and certain of its former executive officers and a former director are subject to a proposed securities class action filed in Quebec, Canada. The amended motion for authorization of a class action alleges that the Company failed to disclose adverse material facts relating to, and misrepresented, among other things, the Company’s ability to achieve its guidance, increased generic competition on key products, including Donnatal®, the Company’s pricing strategies, changes to the Company’s sales force, and the Company’s vulnerability to regulatory and political changes in certain disclosures from March 23, 2016 to August 11, 2016. This proposed class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted. On June 15, 2017, the plaintiff in the action discontinued their claim against the Company's Board of Directors (other than the one former director) and certain of its former executive officers. During the second quarter of 2018, the Company, with the approval of its affected insurance carriers, agreed to a settlement of both the proposed Quebec and Ontario class actions for the total amount of $13.9 million. The settlement is subject to the approval of both the Quebec Superior Court and the Ontario Superior Court of Justice.

On October 19, 2017, a statement of claim was filed in Ontario, Canada against the Company and certain of its former executive officers on behalf of all persons and entities, other than persons resident in Quebec, Canada, which alleges substantially the same claims as those raised in the proposed Quebec class action described above. This proposed class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted. As described above, during the second quarter of 2018, the Company, with the approval of its affected insurance carriers, agreed to a settlement of both the proposed Quebec and Ontario class actions for the total amount of $13.9 million. The settlement is subject to the approval of both the Quebec Superior Court and the Ontario Superior Court of Justice.

On October 25, 2016, the Company announced that the UK Competition and Markets Authority (CMA) commenced an investigation into various issues in relation to the UK pharmaceutical sector, and that the Concordia International segment was part of the inquiry. The CMA’s investigation includes matters that pre-date Concordia’s ownership of the Concordia International segment and relates to the Company’s pricing of three products. On May 31, 2017, the Company announced that the CMA notified the Company that it was continuing its investigation after an initial stop/go decision. On November 21, 2017, the Company announced that the CMA issued a statement of objections to the Company, and the former owners of the Concordia International segment, Hg Capital and Cinven, in relation to the pricing of one of the three products, liothyronine, in the United Kingdom between November 2007 and at least July 2017. A statement of objections is a formal statement by the CMA that it considers that a competition infringement may have occurred. On February 15, 2018, the Company announced that the CMA notified the Company that it was closing its investigation related to Fusidic Acid, also one of the three products under investigation. On April 20, 2018, the Company responded in detail to the statement of objections, and on May 21, 2018 the Company attended an oral hearing to present the key points of its response to the CMA decision panel.

On March 3, 2017, the Company announced that the CMA issued a statement of objections to a third party and the Company in relation to the supply of 10mg hydrocortisone tablets in the UK between 2013 and 2016. On May 26, 2017, the Company responded in detail to the statement of objections and on July 20, 2017 the Company attended an oral hearing to present the key points of its response to the CMA decision panel. This investigation includes matters that pre-date the Company’s ownership of the Concordia International segment.

On October 11, 2017, the Company announced that the CMA commenced additional investigations in relation to the UK pharmaceutical sector, and that the Concordia International segment and certain of its products are part of the inquiry. These investigations include matters that predate the Company's ownership of the Concordia International segment, and involve the following products: Carbimazole, Nitrofurantoin, Prochlorperazine, Dicycloverine, Trazodone and Nefopam. During the second quarter of 2018, the CMA notified the Company that it would be continuing its investigation into Nitrofurantoin and Prochlorperazine, and that it was continuing to assess whether to continue its investigation into Trazodone, Nefopam and Dicycloverine.

[23]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

During the first quarter of 2016, the Company became aware that a third party had notified wholesalers, through listing services, of its intent to distribute and sell in certain U.S. regions a non-FDA approved copy of Donnatal® tablets. On January 6, 2016, the Company commenced a lawsuit against the third party and its principal owner claiming damages from such conduct, and on April 29, 2016 and May 3, 2016 commenced proceedings against two listing services for the continued listing of the products in their database. In May 2016, the Company became aware that this non-FDA approved product was introduced into certain US regions. On October 4, 2016 and November 16, 2016, the Company dismissed its claims against the listing services on a without prejudice basis, respectively. On March 15, 2017, the court ruled on the third party's motion to dismiss the Company's claim, denying such motion in part and granting it in part. On March 29, 2017, the third party filed its answer and counter claim in response to the Company's claim. On August 16, 2017, this third party filed a motion to amend its counterclaim to add factual allegations detailing the scope of the Company's campaign to disparage its products and interfere with its contractual and business relationships. On November 8, 2017, the court granted the Company's motion for leave to file its second amended complaint, permitting the Company to include its direct false advertising claim. On June 29, 2018, the Company filed an amended complaint to include claims relating to the listing and distribution of a non-FDA approved copy of Donnatal® elixir. On August 7, 2018, this third party filed a motion to dismiss the Company's amended complaint. The Company continues to pursue this lawsuit vigorously.

On June 16, 2018, the Company commenced a lawsuit in the United States against Lazarus Pharmaceuticals Inc. ("Lazarus") and Cameron Pharmaceuticals LLC ("Cameron") for listing and distributing a non-FDA approved copy of Donnatal® elixir in certain U.S. regions. On July 6, 2018, the Company filed a preliminary injunction against Lazarus and Cameron to remove the listings, and cease the distribution, of this product. On July 17, 2018, Lazarus filed a motion to dismiss the Company’s claims for lack of personal jurisdiction. The court has stayed the preliminary injunction motion pending resolution of the personal jurisdiction issue. On July 30, 2018, Cameron also filed a motion to dismiss the Company's claims for lack of personal jurisdiction. On June 29, 2018, Concordia filed a statement of claim against Lazarus and Mark Thompson (the former Chief Executive Officer of the Company) in the Province of Ontario for, among other things, breach of contract and post-employment covenants. The Company continues to pursue these lawsuits vigorously.

During the first quarter of 2018, the Company filed a complaint in the United States against Blake Kelley, a former employee of the Company, for breach of his employment agreement, non-disclosure agreement, non-competition agreement and separation agreement by, inter alia, retaining, disclosing and / or using the Company’s confidential, proprietary, and trade secret information relating to Donnatal®, breach of contract accompanied by a fraudulent act, misappropriation of trade secrets, a claim under the South Carolina Unfair Trade Practice Act, civil conspiracy, and violation of the Computer Fraud and Abuse Act. On May 17, 2018, Blake Kelley filed a motion to dismiss the action. On June 7, 2018 the Company filed an amended complaint, on information and belief that Mr. Kelley has been involved in the distribution of the non-FDA approved copy of the Donnatal® elixir distributed by Lazarus and Cameron. The Company continues to pursue this lawsuit vigorously.

During the second quarter of 2017, the Company became aware that an additional third party had launched a competitor product to Donnatal® tablets. The Company continues to assess its legal rights against such third party.

In a similar lawsuit relating to non-FDA approved copies of Donnatal® commenced against Method Pharmaceuticals, LLC ("Method") and its principal owner, the Company received a favorable jury verdict on April 21, 2016 and was awarded damages in the amount of approximately $733. On March 2, 2017, the United States District Court - Western District of Virginia, Charlottesville Division, granted the Company's motion for enhanced damages in part, to amend the judgment against Method and its principal owner to reflect an award of damages in the total amount of approximately $2.2 million. On March 30, 2017, Method filed a motion to reconsider the order on enhanced damages. On April 13, 2017, the Company filed an opposition to Method's motion to reconsider. On July 19, 2017, the court denied Method's motion to reconsider and further awarded the Company an additional $15 in costs. On August 30, 2017, Method filed a notice of appearance with the United

[24]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

States Court of Appeals for the Fourth Circuit to appeal the enhanced damages award. On February 1, 2018, Method and its principal owner and the Company settled the enhanced damages award.

The Company was subject to a class action proceeding in relation to one of its third party distributors purportedly faxing unsolicited advertisements to market Ulesfia® in violation of the Telephone Consumer Protection Act. On April 9, 2017, the court in this action dismissed the Company's motion to dismiss and on June 8, 2017 the court denied the Company's motion for reconsideration. On November 6, 2017, the court issued an order re-evaluating its previous finding of personal jurisdiction, which order required the plaintiffs in this action to make a new submission rebutting the evidence submitted by defendants showing that there is no personal jurisdiction. On December 1, 2017, the court dismissed this claim against the Company for lack of personal jurisdiction.

On September 16, 2016, the Company announced the introduction of a bill into the U.K. House of Commons to amend and extend existing provisions of the National Health Service Act 2006 to enable the Secretary of State to help manage the cost of health service medicines. On April 27, 2017, the U.K. government accorded Royal Assent to the UK Health Service Medical Supplies (Costs) Act 2017 (the "Act"). The Act introduces provisions in connection with controlling the cost of health service medicines and other medical supplies. The Act also introduces provisions in connection with the provision of pricing and other information by manufacturers, distributors and suppliers of those medicines and medical supplies. On July 1, 2018, the U.K. Department of Health and Social Care (the "Department of Health") issued regulations relating to the provision of routine and non-routine information. These regulations require manufacturers and wholesalers to provide information relating to sales volumes and average selling prices on a quarterly basis, as well as provide the Department of Health the power to access information relating to costs and inventory holdings on a non-routine basis. The Company currently provides volume and average selling price data on many of its products, therefore, it is not anticipated that the information regulations issued by the Department of Health on July 1, 2018 will have a material adverse impact on the Company. However, the Company continues to monitor the implementation of the Act. While the full effects and implementation of the Act are unknown at this time, the Act could impose certain risks and uncertainties on the Company's operations and cash flows. In addition, although the Company currently believes that the provision of pricing and other information regulations under the Act do not at this time materially adversely effect the Company, the impact on the Company's business will not be known until such time that the regulations are fully implemented and enforced.
18. Financial Risk Management
The Company’s activities expose it to certain financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.
The unaudited condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements, and therefore should be read in conjunction with the Company's annual consolidated financial statements as at and for the year ended December 31, 2017.
Currency Risk
The Company operates primarily in USD, GBP and European Euro ("EUR"). Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.
The table below shows the extent to which the Company has net monetary assets (liabilities), excluding long-term debt, in currencies other than the functional currency of the Company.

[25]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

As at	Jun 30, 2018	Dec 31, 2017
(Amounts in USD)
GBP	164,498	114,865
EUR	10,063	11,403
Indian Rupees	14,658	14,866
Swedish Krona	5,291	8,040
Australian Dollars	5,419	4,038
South African Rand	4,922	4,781
Papua New Guinea Kina	2,877	3,179
Canadian Dollars	(2,114)	447
Other	7,058	10,856
Total	212,672	172,475

Interest Rate Risk
The long-term debt which bears interest at floating rates is subject to interest rate cash flow risk resulting from market fluctuations in interest rates. Contingent consideration payable and certain long-term debt bear interest at a fixed rate of interest, and as such are subject to interest rate price risk resulting from changes in fair value from market fluctuations in interest rates. A 1% appreciation (depreciation) in the interest rate would result in the following:

	Three months ended		Six months ended
	Jun 30, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017
Impact of a 1% increase in interest rates for contingent purchase consideration payable on net loss	—	152	63	289
Impact of a 1% decrease in interest rates for contingent purchase consideration payable on net loss	—	(160)	(66)	(306)
Impact of a 1% increase in interest rates above LIBOR floor for long-term debt on net loss	(4,262)	(3,979)	(8,593)	(8,234)
Credit Risk
The Company’s investment policies are designed to mitigate the possibility of deterioration of principal, enhance the Company’s ability to meet its liquidity needs and provide high returns within those parameters. Management monitors the collectability of accounts receivable and estimates an allowance for doubtful accounts. As at June 30, 2018, the allowance for doubtful accounts was $2,664 (December 31, 2017 – $2,777).

Concentrations of credit risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of accounts receivable.
The Company evaluates the recoverability of its accounts receivable on an on-going basis. As of June 30, 2018 the Company’s three largest U.S. wholesale customers account for approximately 27% or $37 million of net trade receivables and 19% or $54 million of total revenue for the six months ended June 30, 2018. The Company does not consider there to be additional concentration risk within the Concordia International segment.
Liquidity Risk
The Company has a planning and budgeting process in place to determine funds required to support the Company's normal operating requirements on an ongoing basis. Since inception, the Company has financed its cash

[26]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

requirements primarily through issuances of securities, short-term borrowings and issuances of long-term debt. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing.

Refer to Notes 2 and 25 for a further description of the Company's realignment of its capital structure and related liquidity considerations.

The following tables summarize the Company’s significant contractual undiscounted cash flows as at June 30, 2018:

As at	Jun 30, 2018
Financial Instruments	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total
Trade payables and accrued liabilities	93,612	—	—	—	—	—	93,612
Provisions	22,368	1,883	4,442	—	—	—	28,693
Long-term debt (a)	3,650,042	—	—	—	—	—	3,650,042
Interest on long-term debt (b)	195,949	—	—	—	—	—	195,949
Cross currency swap liability	114,431	—	—	—	—	—	114,431
	4,076,402	1,883	4,442	—	—	—	4,082,727

(a) Long-term debt cash flows include an estimate of the minimum required annual excess cash flow sweep (refer to Note 14 (a)). No payments of excess cash flow are expected to be made in 2018. In addition, any payments that would be due as a result of the excess cash flow calculation would be stayed by the CBCA Proceedings. Refer to Notes 2 and 14 for details on long-term debt classification as at June 30, 2018 and the CBCA Proceedings.
(b) The contractual interest amount as at June 30, 2018 reflects the accrued interest payable on long-term debt.
19. Financial Instruments – Fair Value Estimation
Accounting classifications and fair values
The fair value of a financial asset or liability is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. For the financial assets and liabilities of the Company, the fair values have been estimated as described below:

Cash and cash equivalents	- approximates to the carrying amount;
Long-term debt	- based on quoted price, or by reference to observable quoted prices for similar long-term debt;
Receivables and payables	- approximates to the carrying amount

The following table presents the fair value of financial assets and financial liabilities, including their levels in the fair value hierarchy:

[27]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

As at	Jun 30, 2018
	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value through profit or loss
Purchase consideration	—	—	—	—
	—	—	—	—

As at	Dec 31, 2017
	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value through profit or loss
Purchase consideration	—	6,986	1,398	8,384
	—	6,986	1,398	8,384
The current portion of purchase consideration as at June 30, 2018 is $nil (December 31, 2017 - $1,835).
Measurement of fair values
There were no transfers between Level 2 and Level 3 during the period.
During the six month period ended June 30, 2018 interest expense and changes in fair value of $425 (2017 - $1,057) related to purchase consideration was recognized in the consolidated statements of loss.
On June 13, 2018, the outstanding deferred purchase and contingent consideration payable was settled for $1,500, resulting in a gain on purchase consideration settlement of $7,308 recorded in the consolidated statements of loss.
20. Capital Management

The Company’s capital management objectives are to safeguard its ability to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its activities, to pursue its commercialization efforts and to maintain its ongoing operations. The Company includes long-term debt and shareholders’ deficit in the definition of capital.
The below table sets forth the Company’s capital structure:

As at	Jun 30, 2018	Dec 31, 2017
Long-term debt (Note 14)	3,650,042	3,688,418
Shareholders' Deficit	(2,132,398)	(1,910,513)
	1,517,644	1,777,905
21. Segmented Reporting

Operating Segments

The Company has two reportable operating segments: Concordia International and Concordia North America, as well as a Corporate cost centre. A brief description of each is as follows:

[28]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Concordia International
The Concordia International segment consists of a diversified portfolio of branded and generic products that are sold to wholesalers, hospitals and pharmacies in over 90 countries. The Concordia International segment specializes in the acquisition, licensing and development of off-patent prescription medicines, which may be niche, hard to make products. The segment’s over 200 products are manufactured and sold through an out-sourced manufacturing network and marketed internationally through a combination of direct sales and local distribution relationships. The Concordia International segment operates primarily outside of the North American marketplace.
Concordia North America
The Concordia North America segment has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. These products include, but are not limited to, Donnatal® for the treatment of irritable bowel syndrome; Zonegran® for the treatment of partial seizures in adults with epilepsy; Nilandron® for the treatment of metastatic prostate cancer; Lanoxin® for the treatment of mild to moderate heart failure and atrial fibrillation; Plaquenil® for the treatment of lupus and rheumatoid arthritis; and Photofrin® for the treatment of certain types of cancer. Concordia North America’s product portfolio consists of branded products and authorized generic contracts. The segment’s products are manufactured through an out-sourced production network and sold primarily through a third party distribution network in the United States.
Corporate
The Corporate cost centre represents certain centralized costs including costs associated with the Company's head office and senior management located in Canada and costs associated with being a public reporting entity.

The following tables set forth operating income (loss), goodwill, total assets and total liabilities by reportable operating segment for the three and six month periods ended June 30, 2018 and 2017.

[29]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia International	Concordia North America	Corporate	Three months ended Jun 30, 2018

Revenue	106,679	32,808	—	139,487
Cost of sales	38,135	6,265	—	44,400
Gross profit	68,544	26,543	—	95,087

Operating expenses
General and administrative	7,807	1,302	2,573	11,682
Selling and marketing	6,550	3,086	—	9,636
Research and development	5,202	1,786	—	6,988
Restructuring related, acquisition and other	3,279	887	33,089	37,255
Share based compensation (recovery) expense	—	—	(1,341)	(1,341)
Amortization of intangible assets	46,237	17,522	7	63,766
Impairments	7,935	—	—	7,935
Depreciation expense	368	22	50	440
Total operating expenses	77,378	24,605	34,378	136,361

Operating income (loss)	(8,834)	1,938	(34,378)	(41,274)

[30]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia International	Concordia North America	Corporate	Three months ended Jun 30, 2017

Revenue	115,335	45,450	—	160,785
Cost of sales	39,485	9,988	—	49,473
Gross profit	75,850	35,462	—	111,312

Operating expenses
General and administrative	6,685	1,609	5,222	13,516
Selling and marketing	6,211	2,593	—	8,804
Research and development	4,880	2,304	—	7,184
Restructuring related, acquisition and other	3,410	118	2,639	6,167
Share based compensation (recovery) expense	—	—	2,475	2,475
Amortization of intangible assets	39,557	27,902	11	67,470
Impairments	880,216	106,887	—	987,103
Depreciation expense	412	25	63	500
Fair value (gain) loss	(927)	275	—	(652)
Total operating expenses	940,444	141,713	10,410	1,092,567

Operating income (loss)	(864,594)	(106,251)	(10,410)	(981,255)

[31]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia International	Concordia North America	Corporate	Six months ended Jun 30, 2018

Revenue	219,629	72,122	—	291,751
Cost of sales	79,808	15,750	—	95,558
Gross profit	139,821	56,372	—	196,193

Operating expenses
General and administrative	14,656	2,634	6,570	23,860
Selling and marketing	13,416	6,018	—	19,434
Research and development	11,016	3,078	—	14,094
Restructuring related, acquisition and other	8,751	789	43,209	52,749
Share based compensation (recovery) expense	—	—	(74)	(74)
Amortization of intangible assets	93,353	35,997	23	129,373
Impairments	7,935	—	—	7,935
Depreciation expense	756	45	109	910
Fair value (gain) loss	—	425	—	425
Total operating expenses	149,883	48,986	49,837	248,706

Operating income (loss)	(10,062)	7,386	(49,837)	(52,513)

[32]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia International	Concordia North America	Corporate	Six months ended Jun 30, 2017

Revenue	234,064	87,278	—	321,342
Cost of sales	76,986	17,629	—	94,615
Gross profit	157,078	69,649	—	226,727

Operating expenses
General and administrative	13,247	3,157	10,860	27,264
Selling and marketing	12,200	6,356	—	18,556
Research and development	10,627	4,541	—	15,168
Restructuring related, acquisition and other	7,141	124	4,118	11,383
Share based compensation (recovery) expense	—	2	5,425	5,427
Amortization of intangible assets	66,718	57,446	23	124,187
Impairments	880,216	106,887	—	987,103
Depreciation expense	813	51	124	988
Fair value (gain) loss	(749)	(307)	596	(460)
Total operating expenses	990,213	178,257	21,146	1,189,616

Operating income (loss)	(833,135)	(108,608)	(21,146)	(962,889)

Income (loss) before tax includes the total operating income (loss) above plus other income and expense which do not form part of any reportable operating segment.

	Concordia International	Concordia North America	Corporate	Total
As at				Jun 30, 2018
Goodwill	211,524	27,966	—	239,490

Total assets	1,605,404	503,973	13,105	2,122,482

Total liabilities	355,667	36,819	3,862,394	4,254,880

As at				Dec 31, 2017
Goodwill	216,991	27,966	—	244,957

Total assets	1,670,351	543,530	108,454	2,322,335

Total liabilities	373,166	48,895	3,810,787	4,232,848

[33]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Geographic Information
The Company has major operations in Barbados, Canada, Ireland, Jersey, the United States and the United Kingdom. The following table sets forth revenue by geographic location based on contracted entity (excluding inter-company transactions):

For the three month period ended					Jun 30, 2018
	Barbados	United States	United Kingdom & Jersey	Ireland	All other countries	Total
Revenue	28,631	4,177	64,619	3,941	38,119	139,487

For the three month period ended					Jun 30, 2017
	Barbados	United States	United Kingdom & Jersey	Ireland	All other countries	Total
Revenue	42,906	2,816	74,976	3,610	36,477	160,785

For the six month period ended					Jun 30, 2018
	Barbados	United States	United Kingdom & Jersey	Ireland	All other countries	Total
Revenue	67,107	5,015	137,006	7,892	74,731	291,751

For the six month period ended					Jun 30, 2017
	Barbados	United States	United Kingdom & Jersey	Ireland	All other countries	Total
Revenue	81,844	5,706	161,540	6,840	65,412	321,342

Product Revenue by Category
Concordia International

	Three months ended		Six months ended
	Jun 30, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017
Branded	51,919	47,015	105,004	94,164
Generics	54,760	68,320	114,625	139,900
Total	106,679	115,335	219,629	234,064

[34]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Concordia North America

	Three months ended		Six months ended
	Jun 30, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017
Branded	30,017	36,547	62,316	67,194
Authorised Generics and other	2,791	8,903	9,806	20,084
Total	32,808	45,450	72,122	87,278

The following table sets forth assets and liabilities by geographic location (excluding inter-company balances and investments in subsidiaries):

As at	Jun 30, 2018
	Barbados	Canada	United States	United Kingdom & Jersey	Ireland	All other countries (1)	Total

Current assets	84,121	12,878	8,077	289,928	92,856	44,262	532,122
Non-current assets	397,469	227	14,306	1,047,457	56,165	74,736	1,590,360
Total assets	481,590	13,105	22,383	1,337,385	149,021	118,998	2,122,482

Current liabilities	33,951	3,862,394	1,731	197,178	31,151	7,560	4,133,965
Non-current liabilities	1,136	—	—	100,137	—	19,642	120,915
Total liabilities	35,087	3,862,394	1,731	297,315	31,151	27,202	4,254,880

As at	Dec 31, 2017
	Barbados	Canada	United States	United Kingdom & Jersey	Ireland	All other countries (1)	Total

Current assets	86,342	108,021	10,323	213,441	105,320	44,161	567,608
Non-current assets	433,083	433	13,782	1,153,633	69,890	83,906	1,754,727
Total assets	519,425	108,454	24,105	1,367,074	175,210	128,067	2,322,335

Current liabilities	38,800	3,810,787	2,526	201,629	33,206	4,056	4,091,004
Non-current liabilities	7,569	—	—	112,207	—	22,068	141,844
Total liabilities	46,369	3,810,787	2,526	313,836	33,206	26,124	4,232,848

Notes:
(1) All other countries is comprised primarily of Australia, India, Netherlands and Sweden.

[35]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

22. Directors and key management compensation

Compensation consisting of salaries, performance and retention bonuses, other benefits, severance and director fees to key management personnel and directors for the three and six month periods ended June 30, 2018 amounted to $11,046 and $12,992, respectively (2017 - $3,242 and $4,557, respectively). The compensation expense includes severance amounts of $10,109, net of previously accrued performance incentive and retention amounts, paid, or payable, to the former Chief Executive Officer, Chief Financial Officer and Chief Corporate Development Officer.

Share based compensation (recovery) expense recorded for key management and directors, for the three and six month periods ended June 30, 2018 amounted to $(1,423) and $(929), respectively (2017 - $522 and $2,405, respectively). The share based compensation (recovery) expense for the period includes the reversal of forfeited restricted share units held by the former Chief Executive Officer of the Company.
23. Nature of expenses

The nature of expenses included in cost of sales and operating expenses are as follows:

	Three months ended		Six months ended
	Jun 30, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017
Production, manufacturing and distribution costs	44,400	49,473	95,558	94,615
Salaries, bonus and benefits	9,945	12,764	23,606	24,705
Sales and marketing expenses	6,347	5,859	12,574	12,447
Research and development expenses	4,545	4,325	9,336	10,292
Share-based compensation (recovery) expense	(1,341)	2,475	(74)	5,427
Amortization and depreciation	64,206	67,970	130,283	125,175
Impairments	7,935	987,103	7,935	987,103
Fair value (gain) loss	—	(652)	425	(460)
Professional fees including restructuring costs	40,422	7,834	56,713	15,815
Travel expenses	809	734	1,583	1,429
Rent and facilities	693	678	1,489	1,337
Other expenses	2,800	3,477	4,836	6,346
Total	180,761	1,142,040	344,264	1,284,231

Restructuring related, acquisition and other costs for the three and six month periods ended June 30, 2018 were $37,255 and $52,749, respectively. The year to date expense includes $31,348 of costs associated with the Company's realignment of its capital structure, which include costs of the Company's advisors and advisors of the lending syndicate (refer to Note 2), $1,670 of management retention costs, $14,912 of costs related to severance, and $4,282 related to ongoing regulatory matters in connection with the CMA investigations (refer to Note 17 for further details). The remaining costs relate primarily to the class action lawsuits involving the Company.

[36]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

24. Non-cash working capital

Changes in non-cash working capital is comprised of:

	Six months ended
	Jun 30, 2018	Jun 30, 2017
Accounts receivable	10,957	12,600
Inventory	9,588	6,709
Prepaid expenses and other current assets	(2,850)	271
Trade payables and accrued liabilities	(1,852)	(3,206)
Provisions	(5,731)	1,693
Other liabilities	(18)	(18)
Changes in non-cash working capital	10,094	18,049

25. Recapitalization Transaction

As described in Note 2, the Company’s secured debtholders, unsecured debtholders and shareholders voted in favour of the Recapitalization Transaction, which was subsequently approved by the Court pursuant to the Final Order. The Recapitalization Transaction includes a plan to raise new equity capital of $586.5 million, and to reduce the Company’s total outstanding debt by approximately $2.4 billion to approximately $1.4 billion, which the Company expects will improve its existing liquidity position and provide a more sustainable capital structure for the Company going forward.
The Recapitalization Transaction is not expected to have significant tax implications due to the Company’s available tax attributes (in respect of which the Company has not recorded a deferred tax asset) and expected tax position post implementation of the Recapitalization Transaction.
The Recapitalization Transaction contemplates the following key terms and conditions:
Secured Debt

•
The Company’s secured debt in the aggregate principal amount of approximately $2.2 billion, plus accrued and unpaid interest, will be exchanged for (i) cash in an amount equal to any outstanding accrued and unpaid interest (at contractual non-default rates, except as otherwise provided in the CBCA Plan) in respect of the secured debt, (ii) cash in the amount of $500 million (the "Secured Creditor Cash Pool") and (iii) new secured debt ("New Secured Debt") comprised of new senior secured term loans ("New Senior Secured Term Loans") and new senior secured notes ("New Senior Secured Notes"). The Company expects the aggregate principal amount of the New Secured Debt to be issued to secured debtholders pursuant to the Recapitalization Transaction to be approximately $1.4 billion;

•
Each secured debtholder will receive its pro rata share of the New Secured Debt, in the form of either New Senior Secured Term Loans or New Senior Secured Notes depending on the type of secured debt held by such secured debtholder, subject to (i) holders of the Company’s existing secured term loans as of the record date of May 9, 2018 (the "Record Date") having had the right to elect to receive their New Secured Debt in the form of New Senior Secured Notes, provided that any such elections may be subject to certain re-allocations pursuant to the terms of the Recapitalization Transaction, and (ii) secured debtholders receiving New Senior Secured Term Loans having had the right to elect to receive their New Senior Secured Term Loans denominated in U.S. dollars or Euros, provided that any such elections may be subject to certain re-allocations pursuant to the terms of the Recapitalization Transaction;

•
Secured debtholders ("Early Consenting Secured Debtholders") as of the Record Date who voted in favour of the CBCA plan of arrangement (the "CBCA Plan") on or prior to the early consent date of June 12, 2018 (the "Early Consent Date") are entitled to receive on implementation of the Recapitalization Transaction pursuant to the CBCA Plan early consent consideration in the form of cash equal to 5% of the principal amount of secured debt owing to such Early Consenting Secured Debtholder as of the Record Date and

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Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

voted in favour of the CBCA Plan (the "Secured Debtholder Early Consent Cash Consideration") as additional consideration in exchange for their secured debt; and

•
The final principal amount of New Secured Debt to be issued pursuant to the Recapitalization Transaction shall be in such amount that results in the aggregate consideration payable to secured debtholders pursuant to the Recapitalization Transaction by way of the Secured Creditor Cash Pool, the New Secured Debt and the Secured Debtholder Early Consent Cash Consideration (but not including the payment of accrued and unpaid interest) being equal to 93.3835% of the principal amount of secured debt owing to such secured debtholders if such secured debtholders are Early Consenting Secured Debtholders, and approximately 88.3835% of the principal amount of secured debt owing to such secured debtholders if such secured debtholders are not Early Consenting Secured Debtholders.

Unsecured Debt

•
The Company’s unsecured debt in the aggregate principal amount of approximately $1.6 billion, plus accrued and unpaid interest, will be exchanged for new limited voting shares of Concordia representing 7.97% of the outstanding new limited voting shares of Concordia immediately following the implementation of the Recapitalization Transaction (the "Unsecured Debt Exchange Shares");

•
Unsecured debtholders (the "Early Consenting Unsecured Debtholders") as of the Record Date who voted in favour of the CBCA Plan on or prior to the Early Consent Date are entitled to receive on implementation of the Recapitalization Transaction pursuant to the CBCA Plan early consent consideration in the form of new limited voting shares of Concordia equal to their pro rata share (calculated based on the principal amount of unsecured debt held by such Early Consenting Unsecured Debtholder as at the Record Date and voted in favour of the CBCA Plan, divided by the aggregate principal amount of unsecured debt outstanding as at the Record Date) of a pool of new limited voting shares (the "Unsecured Early Consent Share Pool") representing approximately 4% of the new limited voting shares of Concordia immediately following implementation of the Recapitalization Transaction pursuant to the CBCA Plan (the "Unsecured Debtholder Early Consent Shares") as additional consideration in exchange for their unsecured debt; and

•
If less than 100% of unsecured debt is voted in favour of the CBCA Plan by Early Consenting Unsecured Debtholders, any shares remaining in the Unsecured Early Consent Share Pool not issued as Unsecured Debtholder Early Consent Shares (the "Reallocated Unsecured Shares") will be issued to all holders of Unsecured Debt on a pro rata basis as additional consideration for their unsecured debt.

Private Placement

•
Approximately $586.5 million (the "Total Offering Size") in cash will be invested to acquire new limited voting shares of Concordia representing in the aggregate 87.69% of the new limited voting shares of Concordia immediately following the implementation of the Recapitalization Transaction (the "Private Placement Shares") by certain parties who entered into a subscription agreement (the "Subscription Agreement") with the Company dated May 1, 2018 (the "Private Placement Parties") pursuant to a private placement (the "Private Placement");

•
The proceeds of the Private Placement will be used towards paying the Secured Creditor Cash Pool and the Secured Debtholder Early Consent Cash Consideration to be paid as part of the consideration for the exchange of the secured debt;

•
Each of the Private Placement Parties will be entitled to receive its pro rata share (based on its subscription commitment) of cash consideration in the aggregate amount of $44 million, which has been transferred to an escrow account (refer to Note 5), (subject to any corresponding adjustments to the extent the Total Offering Size is reduced pursuant to the terms of the Subscription Agreement) (the "Private Placement Consideration"), which is payable on the terms set out in the Subscription Agreement, including on completion of the Recapitalization Transaction or certain earlier events; and

•
Pursuant to the Subscription Agreement and subject to the terms of an investor rights agreement to be entered into on closing of the Recapitalization Transaction, the Private Placement Parties and the Company expect to agree on certain governance terms and registration rights.

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Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Existing Shares and Equity Claims

•
Upon completion of the Recapitalization Transaction, existing shareholders will retain their existing common shares of Concordia (which will be redesignated as limited voting shares), subject to a share consolidation of one new limited voting share in exchange for 300 existing common shares to be implemented as part of the Recapitalization Transaction (the "Share Consolidation") and dilution resulting from the issuance of new limited voting shares pursuant to the Recapitalization Transaction, such that the existing shareholders will own approximately 0.35% of the outstanding limited voting shares of Concordia immediately following implementation of the Recapitalization Transaction; and

•
All other equity interests in Concordia, including all options, warrants, rights or similar instruments, will be cancelled on implementation of the Recapitalization Transaction pursuant to the CBCA Plan, and all equity claims, other than existing equity class action claims against Concordia ("Existing Equity Class Action Claims"), will be released pursuant to the CBCA Plan, provided that any recovery in respect of any Existing Equity Class Action Claims will be limited to recovery as against any applicable insurance policies maintained by the Company pursuant to the CBCA Plan.

Share Dilution

•
The limited voting shares retained by the shareholders upon implementation of the Recapitalization Transaction and the limited voting shares to be issued under the CBCA Plan, including the Unsecured Debt Exchange Shares, the Reallocated Unsecured Shares, the Unsecured Debtholder Early Consent Shares and the Private Placement Shares, will be subject to dilution following the completion of the Recapitalization Transaction pursuant to the issuance of any new limited voting shares under the management equity incentive plan to be adopted pursuant to the Recapitalization Transaction.

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